UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Amyris, Inc.

(Full Name of Registrant)

(Former Name if Applicable)

5885 Hollis Street, Suite 100

Address of Principal Executive Office (Street and Number)

Emeryville, CA 94608

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in the Current Report on Form 8-K filed on August 9, 2023 by Amyris, Inc. (“we,” “us,” “our,” or the “Company”), together with certain of its subsidiaries, commenced the filing of voluntary petitions (the “Chapter 11 Cases”) under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) beginning on August 9, 2023.

In consideration of the significant amount of time required of management to support matters related to the Chapter 11 Cases, the complexities of the related accounting implications on multiple aspects of the Company’s financial reporting, the resignation of the registrant’s independent registered public accounting firm on February 9, 2024 in connection with the Chapter 11 Cases and United States Securities and Exchange Commission (the “SEC”) regulations, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 by the prescribed date without unreasonable effort or expense due to a lack of sufficient personnel.

At this time, the Company cannot estimate when it will be able to file the Annual Report on Form 10-K, if at all.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. The Company cannot be certain that holders of the Company’s common stock will receive any payment or other distribution on account of those shares following the Chapter 11 Cases.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Han Kieftenbeld	(510)	450 – 0761
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed Form 10-Q for the quarterly period ended June 30, 2023 and Form 10-Q for the quarterly period ended September 30, 2023.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

The Company’s results of operations for the year ended December 31, 2023 differed significantly from its results of operations for the year ended December 31, 2022 due to adverse developments that occurred with respect to the Company’s business and liquidity, including events precipitating the Company commencing the Chapter 11 Cases.

Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, is available online at cases.stretto.com/amyris/, a website administered by Stretto, Inc., a third-party bankruptcy claims and noticing agent.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 contains information that may constitute forward-looking statements. Forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995 relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts and are subject to inherent risks and uncertainties that could cause actual results to differ materially from those expressed or implied in our forward-looking statements. Many factors could cause actual results to differ materially from the Company’s forward-looking statements, such as the impact of current macroeconomic conditions, our prospects and strategies for future growth and the development and introduction of new products. In many cases you can identify forward-looking statements by terms such as “believes,” “anticipates,” “expects,” “targets,” “estimates,” “intends,” “will,” “may” or “plans” and similar expressions.

These forward-looking statements include, but are not limited to, such risks and uncertainties include, without limitation, risks inherent in the bankruptcy process, including the outcome of the Chapter 11 Cases; the Company’s financial projections and cost estimates; the Company’s ability to raise additional funds during the Chapter 11 Cases; and the effect of the Chapter 11 Cases on the Company’s business prospects, financial results and business operations. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. These and other factors that may affect the Company’s future business prospects, results and operations are identified and described in more detail in the Company’s filings with the SEC, including the Company’s most recent Annual Report filed on Form 10-K and the subsequently filed Quarterly Report(s) on Form 10-Q. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Form 12b-25. Except as required by applicable law, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

Amyris, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2024		Amyris, Inc.

		By:	/s/ Han Kieftenbeld
Han Kieftenbeld
Interim Chief Executive Officer and Chief Financial Officer